[Letterhead of Sutherland Asbill & Brennan LLP]

February 11, 2011

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2 filed February 11, 2011

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission afford the Company’s registration statement on Form N-2, filed with the Commission on February 11, 2011 (the “Registration Statement”), a no review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-169061) (the “Prior Registration Statement”), initially filed with the Commission on August 26, 2010 and declared effective, as amended, on November 17, 2010, except for the inclusion of recent material developments pertaining to the Company since the effective date of the Prior Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon